EXHIBIT 12.1

Eagle Family Foods Holdings, Inc.

Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	Fifty-Two Week Period Ended July 1, 2006	Fifty-Two Week Period Ended July 2, 2005	Fifty-Three Week Period Ended July 3, 2004	Fifty-Two Week Period Ended June 28, 2003	Fifty-Two Week Period Ended June 29, 2002
Adjusted Earnings
Income (loss) before income taxes from continuing operations	$(11,262)	$(8,569)	$(1,930)	$1,796	$1,761
Portion of rent representative of interest	237	114	107	125	409
Interest on indebtedness	23,683	19,602	16,173	15,004	19,863

Total earnings as adjusted	12,658	11,147	14,350	16,925	22,033

Fixed Charges
Portion of rent representative of interest	237	114	107	125	409
Interest on indebtedness	23,824	19,868	16,173	15,004	19,863

Total fixed charges	24,061	19,982	16,280	15,129	20,272

Surplus (deficiency) of earnings	$(11,403)	$(8,835)	$(1,930)	$1,796	$1,761

Ratio of earnings to fixed charges (a)	—	—	—	11.9 to 1.0	8.7 to 1.0

(a)	As earnings for the fifty-two week periods ended July 1, 2006, and July 2, 2005, and the fifty-three week period ended July 3, 2004, were inadequate to cover fixed charges, a ratio of earnings to fixed charges for the period has not been presented. The deficiencies of earnings to fixed charges were $11.4, $8.8 million, and $1.9 million, respectively.